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FEB 24 2021

Washington DC
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21001594

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Intrepid Investment Bankers LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11755 Wilshire Boulevard, Suite 2200
(No. and Street)

Los Angeles,	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Stacey Morin, Director, CFO 818-254-2075 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Intrepid
INVESTMENT BANKERS

Intrepid Investment Bankers LLC

(SEC ID. NO. 8-68674)

Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2020, and Report of Independent Registered Public Accounting Firm

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3)

INTREPID INVESTMENT BANKERS LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I, Stacey Morin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Intrepid Investment Bankers LLC (the "Company"), as of and for the year-ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer. Pursuant to the statement from the staff of the Division of Trading and Markets regarding the notarization requirements applicable to the Impacted Paper Submissions or in the electronic filings of a broker-dealer's annual reports required under paragraph (d) of Rule 17a-5 and the difficulties arising from COVID-19, Intrepid Investment Bankers LLC is making this filing without a notarization.

2/12/21

Signature and Date

Director, Chief Financial Officer

Title

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Intrepid Investment Bankers LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Intrepid Investment Bankers LLC (the "Company") as of December 31, 2020, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedule G, H and I listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 12, 2021

We have served as the Company's auditor since 2019.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 29,124,527
Deferred tax asset	14,146,080
Premises and equipment - Net	6,455,999
Other assets	666,795
TOTAL ASSETS	$ 50,393,401

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, accrued expense and other liabilities	$ 7,356,574
Due to parent - Net	3,441,557
Deferred revenue	706,818
Operating lease liability	6,016,367
Total liabilities	17,521,316
Member's equity	32,872,085
TOTAL LIABILITIES AND EQUITY	$ 50,393,401

See accompanying notes to financial statements.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES:	
Advisory fees	$ 40,649,603
Interest	55,684
Total revenues	40,705,287
EXPENSES:	
Compensation expenses	$ 32,213,295
Occupancy and equipment	1,740,987
Management fees	1,800,000
Referral fees	1,058,175
Market and data	192,000
Regulatory fees	95,742
Other expenses	1,281,168
Total expenses	38,381,367
INCOME FROM OPERATIONS BEFORE TAXES	2,323,920
INCOME TAX EXPENSE	736,092
NET INCOME	$ 1,587,828

See accompanying notes to financial statements.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Member's Equity
BALANCE — January 1, 2020	$ 23,027,334
Captial contribution from Member	2,000,000
Contributions related to retention bonuses	5,503,333
Contributions related to tax goodwill - earnout payment	753,590
Net Income	1,587,828
BALANCE — December 31, 2020	$ 32,872,085

See accompanying notes to financial statements.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 1,587,828
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	718,494
Retention bonus expense	5,503,333
Noncash lease adjustments	(203,611)
Deferred income taxes	(249,647)
Decrease in operating assets:	
Due to parent - net	4,874,847
Other assets	214,855
Increase in operating liabilities:	
Accounts payable, accrued expense and other liabilities	3,480,509
Deferred revenue	(170,455)
Net cash provided by operating activities	15,756,153
CASH FLOWS FROM INVESTING ACTIVITIES -	
Purchases of furniture, equipment and leasehold improvements	(27,044)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution from Member	2,000,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	17,729,109
CASH AND CASH EQUIVALENTS — Beginning of year	11,395,418
CASH AND CASH EQUIVALENTS — End of year	$ 29,124,527
SUPPLEMENTAL DISCLOSURES	
CASH PAYMENT DURING THE YEAR FOR:	
2020 Estimated fee for LLCs	$ 12,590
SUPPLEMENTAL DISCLOSURE OF NON CASH ACTIVITIES	
Non-cash operating activity - Contributions related to retention bonuses	5,503,333
Non-cash operating activity - Contributions related to tax goodwill - earnout payment	753,590

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Intrepid Investment Bankers LLC (the "Company" or "Intrepid") is a U.S. broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a limited liability company that is a wholly-owned subsidiary of MUFG Union Bank, N.A. (the "Parent" or "MUB"), a wholly-owned subsidiary of MUFG Americas Holdings Corporation (the "Holding Company"). MUFG Americas Holdings Corporation is owned by MUFG Bank, Ltd. and Mitsubishi UFJ Financial Group, Inc. MUFG Bank, Ltd. is a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc.

The Company arranges mergers and acquisitions, raising private institutional capital and providing other financial advisory services. The Company is a licensed broker-dealer registered with Financial Industry Regulatory Authority under the Securities Exchange Act of 1934.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation— The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although such estimates contemplate current conditions and management's expectations of how they may change in the future, it is reasonably possible that actual results could differ significantly from those estimates. Significant estimates and assumptions generally include compensation, taxes, and litigation.

Cash and Cash Equivalents —The Company defines cash equivalents as short-term, highly-liquid investments with original maturities of three months or less at the time of purchase, including-money market mutual funds. At December 31, 2020, Cash and cash equivalents consisted of cash and money market funds. There are no restricted cash balances recorded as of December 31, 2020.

Fair Value — Financial instruments are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value. The Company has an established and documented process for determining fair value for financial assets and liabilities that are measured at fair value on either a recurring or a nonrecurring basis. In determining fair value, the Company maximizes the use of observable market inputs and minimizes the use of unobservable inputs. Observable inputs reflect market derived or market based information obtained from independent sources, while unobservable inputs reflect the Company's estimate about market data. Based on the observability of the significant inputs used, the Company classifies its fair value measurements in accordance with the three level hierarchy as defined by US GAAP. The Company's money market mutual funds are classified as Level I in the fair value hierarchy due to the fact that they are short-term and highly liquid. As of December 31, 2020, the money market funds balance is $26,164,377.

Accounts Receivable — Accounts receivable are client obligations due under normal transaction terms that are included in Other assets. The Company reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The Company evaluates the collectability of its accounts receivable and adequacy of the allowance for doubtful accounts based upon historical experience and any specific customer financial difficulties of which the Company becomes aware. In cases where management is aware of circumstances that may impair a customer's ability to meet its financial obligations, management records a specific allowance against amounts due and reduces the receivable to the amount the Company believes will be collected. For all other customers, the Company maintains an allowance that considers the total receivables outstanding, historical collection rates and economic trends. Accounts are written off when all efforts to collect have been exhausted. There was no such allowance required as of December 31, 2020.

Due to Parent — Net — Primarily consists of income tax liabilities, management fees payable to parent, and salary expense payable to parent.

Income Taxes — The Company's operations are included in the consolidated federal income tax returns filed by the Holding Company. For California income tax purposes, the Company files a unitary tax return with the Parent. In accordance with a tax sharing agreement with the Holding Company, a receivable or payable is recorded for the income tax benefit or liability resulting from the Company's operations. In accordance with ASC 740, *Income Taxes,* a deferred tax asset or liability is determined based upon temporary differences between the tax basis of an asset or liability and its reported amount on the Statement of Financial Condition, using currently enacted tax rates. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or the entire deferred tax asset or liability will not be realized.

Revenues from contracts with customers – This includes advisory service fees. The Company recognizes revenue from contracts with customers according to a five-step revenue recognition model: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company's contracts with customers generally contain a single performance obligation or separately identified performance obligations, each with a stated transaction price, and generally do not involve a significant timing difference between satisfaction of the performance obligation and customer payment. Revenues are recognized over time as the performance obligations are satisfied or the contract is terminated.

Advisory Fees – The Company recognized advisory fees of $ 38,201,630 for the year ended December 31, 2020, of which $16,319,409 related to performance obligations that were fully satisfied in prior periods, primarily due to constraints on variable consideration in prior periods being resolved. The Company provides advisory services on mergers and acquisitions (M&A). Revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. This requires management to make judgments that affect the timing of revenue recognition. However, the recognition of advisory fees is constrained until substantially all services have been provided, specified conditions have been met and it is probable that a revenue reversal will not occur in a future period.

Retainer Fees – The Company recognized retainer fees of $2,370,955 for the year ended December 31, 2020. The non-refundable retainer fees are due upon execution of Engagement Agreements. The fees are recognized on a straight-line basis over the estimated period when the related services are performed. Retainer fees received from customers prior to recognizing revenue are reflected as deferred revenue in the accompanying statement of financial condition.

During the year ended December 31, 2020, no client accounted for more than 10% of total revenue.

Management Fees – Management fees are paid to the Parent under the terms of a master service agreement for the use of certain shared resources such as administrative, legal, and human resources services and are based on a fixed fee.

Premises and equipment - Net– are carried at cost, less accumulated depreciation and amortization. The Company's lease is for office space. A majority of the lease provides for the payment of taxes, maintenance, insurance, and certain other expenses applicable to the leased premises. Depreciation is calculated on a straight-line basis over the estimated useful lives of the premises and equipment. Right of use ("ROU") Assets are initially recognized based on the present value of the future minimum lease payments due. Amortization of the ROU Asset is calculated as the difference between the Rent expense for the year (including amortization of lease incentives) and the amortization of the Lease liability.

	Cost	**Accumulated depreciation**	**Net cost**	**Depreciation expense**	**Useful life**
Furniture, fixtures, equipment	659,634	630,315	29,319	308,455	3 to 5 yrs
Leasehold improvements	2,874,208	766,455	2,107,753	383,228	102 mo
Others	91,222	57,499	33,723	26,812	3 to 5 yrs
	ROU lease asset	**ROU lease amortization**	**Net Cost**	**Rent expense**	**ROU lease term**
Right of use asset (office)	7,614,286	3,388,102	4,226,184	877,495	90 mo

Leases - The Company's facility lease is classified as an operating lease. The lease contains no variable lease payments but does contain rent increases at the beginning of each calendar year. There are no subleases and the Company did not have additional leases that have not yet commenced as of December 31, 2020.

The Company's facility lease matures on June 30, 2026. The lease contains the option to extend the term in five-year increments, with two extensions possible. Thus, the total possible extensions could either be five or ten years beyond June 30, 2026. The extension options have not been considered in the determination of the ROU asset or the lease liability as the Company did not consider it reasonably certain that it would exercise such option. As of December 31, 2020, the Company recorded a ROU asset of $4,226,184 in Premises and Equipment, Net and an operating lease liability of $5,957.346 in its Statement of Financial Condition.

As of December 31, 2020, approximate annual lease obligations were as follows:

	Operating lease
2021	$ 1,113,540
2022	1,146,947
2023	1,181,355
2024	1,216,796
2025	1,253,300
Thereafter	645,449
Total lease payments	6,557,387

As of December 31, 2020, the weighted average remaining lease term is 5.5 years. In determining the incremental borrowing rate used to calculate the present value of lease payments, the Company used its incremental borrowing rate based on the information available at the commencement date. The weighted average operating discount rate used to determine the operating lease liability was 3.51%.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The ASU requires entity recognize its estimate of credit losses expected over the life of the financial instrument or exposure by incorporating forward-looking information, such as reasonable and supportable forecasts, in the entity's assessment of the collectability of financial assets. The Company evaluates the collectability of its accounts receivable and adequacy of the allowance for doubtful accounts based upon historical experience and any specific customer financial difficulties of which the Company becomes aware. Effective January 1, 2020, the Company adopted this guidance. The changes from this ASU did not have a material impact on the Company's financials and related disclosures.

Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies disclosure requirements on fair value measurements to improve their effectiveness. The guidance permits entities to consider materiality when evaluating fair value measurement disclosures and, among other modifications, requires certain new disclosures related to Level 3 fair value measurements. The Company adopted the ASU on January 1, 2020. The changes from this ASU did not have a material impact on the Company's financials and related disclosures.

4. RELATED-PARTY TRANSACTIONS

At December 31, 2020, the Company had cash of $332,992 deposited in non-interest-bearing checking accounts with the Parent.

Based on a reimbursement agreement, the Company reimburses the Parent for various business services paid for by the Parent, which includes all direct expenses related to the operation of the Company, such as employee, occupancy, and certain equipment expenses. Such expenses for the year ended December 31, 2020, were $32,213,295 for Salaries, incentives and employee benefits, $1,740,987 for

occupancy and equipment, $1,058,175 for referral fees, $95,742 for regulatory fees, and $1,281,168 for all other expenses. Other expenses include communications, professional services and travel and conferences expenses.

As a result of the acquisition by MUB, certain employees were provided with retention bonuses that amortize primarily over 4 years, or the length of the retention program per the purchase agreement. The bonuses were paid by MUB and were expensed by the Company without an obligation to pay MUB and therefore are considered an equity contribution. These retention bonuses are included within Salaries, incentives and employee benefits of $5,503,333. In addition, the Parent distributed $2,000,000 in capital contribution to support Intrepid compliance with FINRA and SEC regulatory capital requirements.

Management fees are paid to the Parent for the use of certain shared resources such as administrative, legal, and human resources services. In consideration for the services provided, the Company pays the Parent fixed fees under a master service agreement. For the year ended December 31, 2020, total management fees incurred from the Parent were $1,800,000.

The Parent maintains a noncontributory defined benefit pension plan (the "Plan"), covering substantially all employees of the Company. The Plan provides retirement benefits based on a cash balance formula, with annual pay credits based on a participant's eligible pay multiplied by a percentage determined by age and years of service, with annual interest credits based on 30-year Treasury bond yields. Employees become eligible for this plan after one year of service and become vested upon completing three years of service. The plan costs are allocated to the Company by the Parent, based on eligible employees' salaries.

The Parent also maintains a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits-eligible employees are eligible to participate in the plan. The employer matching contribution is 100% on the first 3% of eligible compensation an employee contributes and 50% on the next 2% of eligible compensation.

For post-age 65 retirees, the Parent provides financial support to purchase individual health coverage through allocations to a health reimbursement account. The life insurance plan is noncontributory. Total pension, 401(k) plan, and postretirement benefits expenses were $253,819 for the year ended December 31, 2020. This amount is included in the total employee salaries and benefits expense allocated from the Parent.

5. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's "Uniform Net Capital Rule" Rule (15c3-1) pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances. At December 31, 2020, the Company had net capital of $14,499,107, which was $14,249,107 in excess of the required $250,000.

6. RISK

Credit - The Company performs continuous credit evaluations on each customer's financial condition and senior management reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in the allowance for doubtful accounts and reduces the receivables to the amount the Company believes will be collected. As of and for the year ended December 31, 2020, there were no customers in default.

Litigation – The Company can be named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition or results of operations.

Pandemic – The COVID-19 Pandemic has significantly increased economic uncertainty and reduced economic activity. During the year-ended December 31, 2020 the Company was able to continue its business and operate remotely. The Company will continue to assess the impact of the COVID-19 pandemic on its business on an ongoing basis.

7. INCOME TAXES

Income taxes are recorded in accordance with the asset and liability method which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be measured for temporary differences using currently enacted tax rates in the year they are expected to reverse.

The Company's operations are included in the consolidated federal income tax returns filed by the Holding Company. For California income tax purposes, the Company files a unitary tax return with the Parent. In accordance with a tax sharing agreement with the Holding Company, a receivable or payable is recorded for the income tax benefit or liability resulting from the Company's operations. The Company's income is subject to income tax in various states and local jurisdictions. Certain states assess income tax on a company-specific basis; others (primarily New York State, New York City, California, Illinois, and Texas) assess income tax on a unitary or combined basis. Each entity included in the unitary returns consisting of affiliated MUFG entities within the U.S. (collectively the "Group") pays the tax on its share of the Group's income apportioned to the state. The Company made certain estimates with respect to the computation of its share of the unitary income tax, including estimates for Group income and allocation percentages.

The components of the Company's expense (benefit) for income taxes for the year ended December 31, 2020 consist of the following:

Income Tax Expense (Benefit)	Current	Deferred	Total
Federal	$ 724,556	$(163,676)	$ 560,880
State	210,944	(35,732)	175,212
Total	$ 935,500	$(199,408)	$ 736,092

The Company's expense for income taxes for the year ended December 31, 2020, differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 21%, due primarily to state taxes.

Effective Tax Rate

Federal income tax rate	21%
State income taxes, net of federal benefit	6%
Other permanent or discrete items	1%
Prior year true up	2%
Total Effective Tax Rate	30%

In addition, pursuant to the Company's tax-sharing agreement with the Holding Company (see Note 2), the Company had a current tax liability of $2,697,349 and deferred tax assets of $14,146,080 at December 31, 2020, which are recorded in Due From Parent — Net and Deferred tax asset on the Statement of Financial Condition, respectively.

The tax effects of the temporary differences that give rise to deferred income tax assets and liabilities for the year ended December 31, 2020 are as follows:

Deferred Tax Balances

	Ending Balance
Deferred tax assets:	
Incentive Bonus	$ 1,844,650
Goodwill and Intangibles	11,867,254
Other items	434,176
Deferred tax liabilities:	
Other items	-
Net deferred tax assets	$ 14,146,080

The Company is subject to U.S. federal income tax as well as various state income taxes. The Company was acquired in tax period 2019 as an asset acquisition and, accordingly, joined the MUAH consolidated US federal and combined US state tax returns in the same period. Consequently, the Company is not open to examination for periods before 2019 by US federal or US state taxing authorities. There were no uncertain tax positions as of December 31, 2020 and there is no expected change in the next 12 months.

8. SUBSEQUENT EVENTS

On January 1, 2021, the Company entered into an agreement to transfer the Company's lease for office space and storage to the Parent. As part of the transfer, the Company removed the related ROU Asset and Lease Liabilities as of the date of the agreement. Upon transfer, the Parent will allocate the rent expense associated with the lease to the Company under their reimbursement agreement. Other than those described above, no events have occurred after December 31, 2020 through the date on which the financial statements are available to be issued, which require consideration as disclosures in the financial statements.

* * * * * *

INTREPID INVESTMENT BANKERS LLC

Schedule G

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2020

Total member's equity from statement of financial condition	$ 32,872,085
NONALLOWABLE ASSETS	
Cash held with Parent	332,992
Deferred tax asset	14,146,080
Premises and equipment - Net	2,170,795
Due to/from Parent - Gross	480,484
Other	666,795
Total	17,797,146
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	15,074,939
HAIRCUTS ON SECURITIES	575,831
NET CAPITAL	14,499,108
MINIMUM NET CAPITAL REQUIRED (2% of aggregate debit items or $250,000, if greater)	250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 14,249,108

There were no material differences between the above computation and the Company's corresponding unaudited December 31, 2020 Form X-17A-5, Part IIA FOCUS report filed on February 11, 2021.

INTREPID INVESTMENT BANKERS LLC **Schedule H**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2020

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services.

INTREPID INVESTMENT BANKERS LLC

Schedule I

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2020

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services.